UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29570/January 24, 2011

_____

In the Matter of:

MetLife Insurance Company of Connecticut
MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
MetLife of CT Separate Account CPPVUL 1
MetLife Investors Insurance Company
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
First MetLife Investors Insurance Company
First MetLife Investors Variable Annuity Account One
MetLife Investors USA Insurance Company
MetLife Investors USA Separate Account A
Metropolitan Life Insurance Company
Metropolitan Life Separate Account DCVL
Metropolitan Life Separate Account UL
Metropolitan Life Variable Annuity Separate Account II
Security Equity Separate Account No. 13S
Security Equity Separate Account No. 485
General American Life Insurance Company
General American Separate Account Seven
General American Separate Account Eleven
General American Separate Account Thirty-Three
Met Investors Series Trust
Metropolitan Series Fund, Inc.

(812-13816)

_____

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING APPROVAL OF SUBSTITUTIONS AND PURSUANT TO

SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING EXEMPTION FROM THE
PROVISIONS OF SECTION 17(a)

MetLife Insurance Company of Connecticut, et al. ("Applicants"), filed an application on August
26, 2010, and amended and restated applications on December 9, 2010 and December 27,
2010, for an order pursuant to Section 26(c) of the Investment Company Act of 1940 (the
"Act") permitting substitution of shares of certain registered management investment companies
with shares of certain other registered management investment companies. The Applicants also
sought an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the
Act to the extent necessary to permit certain in-kind transactions in connection with certain of
the substitutions.

A notice of the filing of the application was issued on December 28, 2010 (Rel. No. IC-
29544). The notice gave interested persons an opportunity to request a hearing and stated that
an order granting the application would be issued unless a hearing should be ordered. No
request for a hearing has been received, and the Commission has not ordered a hearing.

The matter having been considered, it is found that the substitutions are consistent with the
protection of the investors and the purposes fairly intended by the policy and provisions of the
Act. It is also found that the terms of the proposed transactions, including the consideration to
be paid or received, are reasonable and fair and do not involve overreaching on the part of any
person concerned; the proposed transactions are consistent with the policy of each registered
investment company concerned, as recited in its registration statement and reports filed under
the Act; and the proposed transactions are consistent with the general purposes of the Act.

Accordingly,
IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitutions for
Metlife Insurance Company of Connecticut, et al., (812-13816), are approved; and

IT IS FURTHER ORDERED, pursuant to Sections 6(c) and 17(b) of the Act, that the
requested exemptions from the provisions of Section 17(a) of the Act, be, and hereby are,
granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated
authority.

Elizabeth M. Murphy
Secretary